Mail Stop 3561

June 6, 2006

Ms. Indra K. Nooyi
President and Chief Financial Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

       RE: PepsiCo, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed February 27, 2006
             Form 10-Q for Quarterly Period Ended March 25, 2006
             File No. 001-1183

Dear Ms. Nooyi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                George F. Ohsiek, Jr.
                Branch Chief